# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UPEXI, INC., CIK 0001775194
CUSIP: 39959A205
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 3030 ROCKY POINT DRIVE, SUITE 420, TAMPA, Florida (FL), 33607
Date of event which requires filing of this statement: 04/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001380615

## Reporting persons
- Michael E. Novogratz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,192,983; shared voting power 0; sole dispositive power 2,192,983; shared dispositive power 0; aggregate amount beneficially owned 2,192,983 (5.86% of the class)
  Comment: The number in Rows (5), (7) and (9) consists of 2,192,983 shares of common stock, par value $0.01 per share ("Common Stock"), of the Issuer, which are held of record by Galaxy Digital Trading Cayman LLC ("GDTC LLC"), a Cayman entity. GDTC LLC is a wholly-owned subsidiary of Galaxy Digital LLC, a Delaware entity, which is a wholly owned subsidiary of Galaxy Digital LP, a Cayman entity, which is a subsidiary of Galaxy Digital Holdings LP, a Cayman entity. The general partner of Galaxy Digital Holdings LP is Galaxy Digital Holdings GP LLC, a Cayman entity, the sole member of which is Galaxy Group Investments LLC, a Delaware entity, which is an entity controlled by Michael E. Novogratz.
  
  The number in Row (11) is based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person as set forth in Row (9) by (b)(i) 1,425,924 shares of Common Stock of the Issuer outstanding as of April 11, 2025, as reported in the Issuer's Preliminary Proxy Statement on Schedule 14A filed with the SEC on April 29, 2025, plus (ii) 35,970,383 shares of Common Stock of the Issuer sold pursuant to a securities purchase agreement with certain investors, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on April 21, 2025.

## Item 1. Issuer
Name of issuer: UPEXI, INC.
Address of issuer's principal executive offices: 3030 ROCKY POINT DRIVE, SUITE 420, TAMPA, FL 33607

## Item 2. Person Filing
Name of person filing: Michael E. Novogratz
Address of principal business office or, if none, residence:
C/O GALAXY GROUP INVESTMENTS
107 GRAND ST
NEW YORK, NY 10013
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,192,983
Percent of class: 5.86%
Sole power to vote or to direct the vote: 2,192,983
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,192,983
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Michael E. Novogratz: /s/ Michael E. Novogratz, Michael E. Novogratz (05/01/2025)